

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Jitendra Mohan
Chief Executive Officer
Astera Labs, Inc.
2901 Tasman Drive, Suite 205
Santa Clara, CA 95054

> **Re: Astera Labs, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 13, 2023**
> **CIK No. 001736297**

Dear Jitendra Mohan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note the definition of "Customers" on page iii excludes distributors and end customers' manufacturing partners except when used in your financial statements, yet some references to customers in the registration statement appear to include distributors. For example, and without limitation, we note risk factor disclosure related to customer concentration on pages 8, 18, 23, and 45. Please revise your definition and/or disclosure throughout to clarify when distributors and end customers' manufacturing partners are included, particularly in relation to your discussion of customer relationships and in your management's discussion and analysis of financial condition and results of operations.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Prospectus Summary, page 1

3.	Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including your history of operating losses, negative cash flows, accumulated deficits and, if material, the expenses related to the settlement of your outstanding restricted stock units.

Risk Factors
Adverse changes in the political, regulatory, and economic policies of governments in connection with trade with China . . . . , page 26

4.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the effectiveness of the Uyghur Forced Labor Prevention Act (UFLPA). For example, discuss whether you have or expect to:

- suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
- experience labor shortages that impact your business;
- experience cybersecurity attacks in your supply chain;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
- be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Cybersecurity risks, including cyber-attacks, data breaches, and system vulnerabilities could adversely affect our business, page 30

5.   Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain, suppliers, and/or service providers.

The occurrence of events for which we are self-insured, or which exceed our insurance limits, may adversely affect our profitability, page 32

6.   We note your disclosure under the caption "We may be subject to warranty claims and product liability," including that such liabilities may be significant and potentially unlimited. Please revise your disclosure regarding self-insurance of product defects to more fully discuss the material risks in light of this potentially unlimited liability. In this regard, we note your statement that "we believe we have sufficient capital to satisfy a potential loss."

Our business, financial condition, and results of operations could be adversely affected by worldwide economic conditions . . . . , page 33

7.   We note your risk factor indicating that inflation could affect your prices, demand for your products, and your profit margins. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Raw material price fluctuations or decreased availability of certain raw materials . . . . , page 40

8.   Please revise your disclosure to identify the raw materials upon which your business, including your third-party manufacturers, is dependent. In this regard, we note your disclosure currently cites substrate as a single example.

Our amended and restated bylaws to be adopted immediately following the completion of this offering . . . . , page 50

9.   We note that your bylaws will identify the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act and Exchange Act. Please revise your disclosure regarding the uncertainty as to whether a court would enforce this federal forum provision to additionally state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Business, page 84

10.   We note your disclosure on page 18 that five end customers account for a significant portion of your revenue. Please revise your disclosure to more fully discuss your

dependence on one or a few major customers, including the identity and percentage of total revenue represented by each. Additionally disclose the material terms of the agreements with your major customers. File such agreements as exhibits or tell us why you believe filing is not required pursuant to Item 601(b)(10) of Regulation S-K.

11. We note disclosure regarding the importance of artificial intelligence (AI) to your business, including that your financial performance and growth will be driven in large part by the demand for AI workloads. Please revise your business section to more fully discuss the current state of AI and the potential obstacles to broad-based AI adoption (described to be in the "early phases" on page 86). In addition, more fully discuss the current state of AI regulation within the United States and your other markets. Clarify what you would consider to be "unfavorable developments" with the potential to materially impact the company, as referenced on page 39.

12. We note disclosure on page 79 that refers to your wholly-owned subsidiaries in Taiwan, China, Canada, and Israel, while Note 1 to your financial statements refers to your wholly-owned subsidiaries in Canada and Taiwan as consolidated. Please revise to explain or otherwise reconcile this apparent inconsistency. In addition, revise this section to more fully discuss your operations in each of the geographical locations in which you are present. Consider providing an organizational chart illustrating your corporate structure.

Sales and Marketing, page 100

13. Please revise your disclosure to more fully and clearly describe the sales and marketing of your products. In this regard, we note your statement that, "We sell and support our products globally," yet the geographical breakdown of your 2022 revenues on page F-7 appears to indicate that over 97% are derived from three markets (*i.e.,* Taiwan, Netherlands, and United States).

Government Regulation, page 103

14. We note your disclosure that you are subject to the laws and regulations of various jurisdictions and governmental agencies affecting your operations, including those related to product regulations, consumer laws, and environment, health, and safety requirements. Please expand to briefly describe these laws and regulations and the material costs of complying with them. Include estimated capital expenditures for environmental control facilities, as required by Item 101(c)(2)(i) of Regulation S-K.

Executive Compensation, page 113

15. Please revise your disclosure to discuss the material terms of the executive employment agreement with Michael Tate listed in your exhibit index. Refer to Item 402(o) of Regulation S-K.

<u>Offer Letters with Our Named Executive Officers, page 114</u>

16.   We note your disclosure that, "we have not entered into offer letters or employment agreements with either of Messrs. Mohan and Gajendra," yet offer letters with both individuals are listed in your exhibit index. Please revise your disclosure to reconcile this apparent inconsistency and to describe the material terms thereof.

<u>Principal Stockholders, page 127</u>

17.   We note disclosure on page 12 and elsewhere regarding the automatic conversion of all your outstanding convertible preferred stock immediately prior to the completion of this offering. Please revise the disclosure in this section to clarify whether and how such convertible preferred stock is reflected, by footnote or otherwise.

<u>Notes to Consolidated Financial Statements</u>
<u>9. Common Stock and Common Stock Warrants, page F-23</u>

18.   Please address the following comments related to the warrants you issue to customers:

- We note your disclosures on pages F-9 and 73 that you recognize the reduction of revenues as the shares underlying the warrants "vest and become exercisable" and when you "determine that it is probable" that the warrants will vest. Explain in further detail the method used to recognize the reduction of revenue attributable to specific periods. Considering your disclosure on page F-11 that you recognize stock-based compensation forfeitures as they occur, specifically clarify why you do not initially reduce the transaction price for the full number of warrants that could vest regardless of probability and adjust the transaction price at the time awards are forfeited to reverse the effect of the forfeited awards.

- Tell us and clearly disclose within the filing the periods over which the warrants issued to customers are expected to reduce revenues.

<u>Exhibits</u>

19.   Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to your investors' rights agreement, lock-up and market standoff agreements, change of control severance policy, and senior executive cash incentive bonus plan.

Jitendra Mohan
Astera Labs, Inc.
December 7, 2023
Page 6

Please contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brad Weber